UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 2)*

InfoLogix, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

45668X 204

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 4 Pages)

CUSIP NO. 45668X 204	13G	Page 2 of 4

1.	NAME OF REPORTING PERSON Warren V. Musser

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 80,133(1), (2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 80,133(1), (2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 80,133(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/a

11.	Percent of Class Represented by Amount in Row (9) 2.1%(1), (3)

12.	Type of Reporting Person (See Instructions) IN

(1) On January 5, 2010, InfoLogix, Inc. effected a one-for-twenty-five reverse stock split of its issued and outstanding shares of Common Stock, par value $0.00001 per share.  Unless otherwise indicated, all share amounts and percentages included herein reflect the post-split number of shares of common stock.

(2) Includes 52,133 shares owned by Warren V. Musser, 24,000 shares that may be acquired upon the exercise of a warrant held by Mr. Musser, and 2,000 shares that may be acquired upon the exercise of vested options.  Also includes 2,000 shares owned by The Musser Foundation.  Mr. Musser is the President and Treasurer of The Musser Foundation.

(3) This percentage is based upon 93,053,886 shares issued and outstanding (3,722,155 shares post-split) as of December 31, 2009, plus those shares that may be acquired by the reporting person upon exercise of securities exercisable within 60 days of December 31, 2009 and are thus deemed outstanding in accordance with Rule 13d-3(d)(1) under the Exchange Act.

CUSIP NO. 45668X 204	13G	Page 3 of 4

Item 1.
(a)	Name of Issuer: InfoLogix, Inc.
(b)	Address of Issuer’s Principal Executive Offices: 101 E. County Line Road, Suite 210, Hatboro, Pennsylvania, 19040.

Item 2.
(a)	Name of Person Filing: Warren V. Musser
(b)	Address of Principal Business Office or, if none, Residence: 101 E. County Line Road, Suite 210, Hatboro, Pennsylvania, 19040.
(c)	Citizenship: United States
(d)	Title of Class of Securities: Common Stock, par value $0.00001 per share (the “Common Stock”).
(e)	CUSIP Number: 45668X 204

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable
Item 4.	Ownership.
(a-c)

As of the filing date of this Schedule 13G, Warren V. Musser may be deemed to have sole voting and dispositive power over 80,133 shares of Common Stock that includes 52,133 shares owned by Mr. Musser, 24,000 shares that may be acquired upon the exercise of a warrant held directly by Mr. Musser, 2,000 shares that may be acquired upon the exercise of vested options and 2,000 shares of Common Stock held by The Musser Foundation, of which Mr. Musser is President and Treasurer.  Accordingly, Mr. Musser may be deemed to be the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of 80,133 shares of Common Stock, which represents approximately 2.1% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1).

CUSIP NO. 45668X 204	13G	Page 4 of 4

Item 5.	Ownership of Five Percent or Less of a Class.
.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.
Item 8.	Identification and Classification of Members of the Group.
Not Applicable.
Item 9.	Notice of Dissolution of Group.
Not Applicable.
Item 10	Certifications.
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2010

/s/ Warren V. Musser
Name: Warren V. Musser